LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
www.linuxgoldcorp.com

N E W S R E L E A S E

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD ANNOUNCES EXPLORATION PERMIT ON THE CHINA GOLD
PROPERTY APPROVED

For Immediate Release: October 12, 2004, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) has received confirmation of approval for exploration for Wang Yuan Mine, an additional permit for exploration is to be submitted on the nearby Lan Ying Mine. The objective of this year’s exploration program is to develop sufficient gold reserves to feed the 50 ton per day mill, which is located on our optioned property.

An exploration program has commenced on the Wang Yuan mine to dewater the mine and commence a sampling program on the known gold zone.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, People’s Republic of China.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years, Teryl Resources Corp. is currently drilling a high-grade placer deposit on the claims, and has recently discovered an intrusive with indicator minerals similar to that of Kinross’ Fort Knox Deposit. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area located in British Columbia, Canada near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Investor Relations
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s and Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.